BUTZEL LONG, a professional corporation
                               380 Madison Avenue,
                                   22nd Floor
                               New York, NY 10017

                               Tel: (212) 818-1110
                               FAX: (212) 818-0494
                           e-mail: dudleya@butzel.com




                                         August 20, 2008

BY EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:      Narragansett Insured Tax-Free Income Fund
              (CIK 0000888955) Registration Statement on
              Form N-14 (No. 333-153073)

Ladies and Gentlemen:

     On behalf of Narragansett Insured Tax-Free Income Fund, CIK 0000888955 (the "Fund"), and pursuant to Rule 477 under the Securities Act of 1933, this letter constitutes application to withdraw Registration Statement No. 333-153073 on Form N-14, filed with the Commission yesterday, August 19, 2008 (Accession No. 0000888955-08-000023).

     This Registration Statement was intended to be a pre-effective amendment to a registration statement filed on behalf of the Fund on July 11, 2008 and was inadvertently filed yesterday on Form N-14 instead of Form N-14/A. The pre-effective amendment was subsequently properly filed on Form N-14/A and is being reviewed. Therefore, it is appropriate to withdraw Registration Statement No. 333-153073.

     Please contact me or my partner Robert Jones at the above telephone number, 212-818-1110, with any questions.


                              Very truly yours,


                              /s/ Arthur Dudley II
                              Arthur Dudley II